Quarterly Earnings Report 3Q10                                                                                  October 28, 2010

Operating Income and Net Income Increased by 22.15% and 88.35%, Respectivelyy

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of September 2010. Comparisons are made with the same period of 2009, unless otherwise stated. Figures may vary due to rounding practices).

  Net sales for the third quarter of 2010 rose 6.43% to reach $7,460.02 million
  Gross income for the quarter increased 12.80% compared to the same period of 2009
  The gross margin for the quarter was 11.52%
  Quarterly operating expenses represented 8.08% of GCS’s total sales
  Operating income grew 22.15% compared to the same period of 2009
  The quarterly operating margin was 3.45%, an increase of 45 b.p.
  Operating income plus depreciation and amortization rose 16.45% versus 3Q09 to reach $274.14 million
  GCS’s net profit for the quarter totaled $292.66 million, an increase of 88.35% compared to the third quarter of 2009
  Cash and cash equivalents at the end of the third quarter of 2010 was $6,961.62 million

Mexico City, Mexico, October 28, 2010.  Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the third quarter of 2010.

QUARTERLY EARNINGS

NET SALES

During the third quarter of 2010, GCS’s sales rose 6.43% compared to the same period of the previous year to reach $7,460.02 million.

SALES BY DIVISION

PRIVATE PHARMA

Sales in our main division, Private Pharma, increased 4.89% compared to the third quarter 2009.  This increase was primarily the result of the growth in the sales of our Mexican distribution business.

This division represented 83.69% of the Group’s total sales, 122 basis points lower than the participation that it had in 3Q09.

GOVERNMENT PHARMA

During the period, sales in our Government Pharma division grew 26.23% compared to the third quarter of 2009, primarily as a result of higher sales related to the Metro system, among others.

Consequently, this division went from representing 3.84% of the Group’s total sales in 3Q09 to 4.56% during the same period of 2010.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division rose 12.60% compared to the third quarter of 2009. This growth was the result of an increase in offers and promotions that stimulated the demand for these products in the marketplace as well as the organization of events for special clients.

In 3Q10, this division represented 8.98% of GCS’s total sales, 49 b.p. higher than in the same period of 2009, when it accounted for 8.49%.

PUBLICATIONS

During the quarter sales from Citem, our Publication distribution division, increased 7.00% compared to 3Q09. This growth was due to the recuperation of various publishers and the incorporation of important new publishers such as Impresiones Aéreas.

As a result, its participation as a percentage of the Group’s total sales went from 2.76% in 3Q09 to 2.77% in the third quarter of 2010.

                                                                  Division                               % of Sales
                                              Private Pharma                             83.69%
                                          Government Pharma                          4.56%
                                Health, Beauty, Consumer Goods,
                                  General Merchandise and Other                  8.98%
                                                Publications                                 2.77%

                                                   TOTAL                                   100.00%

GROSS INCOME

Grupo Casa Saba’s quarterly gross income reached $859.58 million, an increase of 12.80% compared to the $762.04 million registered during the same period of 2009.  This was primarily due to the Group’s commercial strategies which were geared towards increasing the Company’s profitability levels.

As a result, the company’s gross margin for the period was 11.52%, 65 basis points higher than the 10.87% margin achieved during 3Q09.

OPERATING EXPENSES

During the third quarter, operating expenses were $602.55 million, 9.23% higher than the $551.63 million reported in the third quarter of 2009.  This increase was primarily due to an increase in the work force in order to promote sales in the government sector, among others.

Operating expenses as a percentage of total sales went from 7.87% in 3Q09 to 8.08% during the third quarter of 2010.

OPERATING INCOME

Operating income for the period was $257.02 million, 22.15% higher than the $210.41 million obtained in 3Q09.

Consequently, the operating margin for the period was 3.45%, 45 basis points higher than the 3.00% margin reported during the third quarter of 2009.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 3Q10 was $274.14 million pesos, an increase of 16.45% compared to 3Q09.  Depreciation and amortization for the period was $17.11 million, 31.54% lower than the $25.00 million registered during the third quarter of 2009.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the third quarter of 2010 was $6,961.62 million, which corresponds to a loan related to the acquisition of Farmacias Ahumada, S.A. (FASA) located in Santiago, Chile.

COMPREHENSIVE COST OF FINANCING

During the quarter, GCS’s comprehensive cost of financing (CCF) reached -$47.79 million. This was primarily due to an exchange gain related to the hedge used for the Chilean transaction.

OTHER EXPENSES (INCOME)

During the third quarter of 2010, the Company reported an income of $22.57 million in other expenses (income), 29.47% higher than the income reported during the same period of 2009. It is worth mentioning that the expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

TAX PROVISIONS

Tax provisions were $34.73 million during the third quarter of 2010, 40.35% higher than the $24.74 million reported in 3Q09.  Of these, $36.54 million were related to Income Tax and -$1.81 million to Deferred Income Tax.

NET INCOME

GCS’s net income for the third quarter reached $292.66 million pesos, an increase of 88.35% compared to the same period of 2009. This growth was primarily due to the decrease in the CCF.

As a result, the net margin for the period was 3.92%, 170 basis points higher than the 2.22% net margin obtained during the third quarter of the previous year.

WORKING CAPITAL

During the third quarter of 2010, our accounts receivable days increased by 10.3 days from 3Q09 to reach 79.6 days.  In addition, our accounts payable days rose 16.2 days versus 3Q09, to reach 72.5 days.  Finally, our inventory days were 60.0 days, 0.4 fewer days than we had during the same period of 2009.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Grupo Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

Alejandro Sadurni Gómez, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	SEP 10	SEP 09	Variation

TOTAL ASSETS	22,516,647	13,798,347	8,718,300

CURRENT ASSETS	19,353,714	10,941,643	8,412,071
CASH AND CASH EQUIVALENTS	6,961,624	161,173	6,800,451
ACCOUNTS RECEIVABLE (NET)	6,597,734	5,396,988	1,200,746
OTHER ACCOUNTS RECEIVABLE (NET)	1,317,847	1,103,140	214,706
INVENTORIES	4,398,485	4,194,126	204,360
OTHER CURRENT ASSETS	78,024	86,216	(8,192)
NET PROPERTY, PLANT AND EQUIPMENT	1,359,143	1,362,209	(3,067)
PROPERTY	1,365,426	1,358,812	6,614
MACHINERY AND EQUIPMENT	449,310	528,167	(78,857)
OTHER EQUIPMENT	709,168	656,090	53,077
ACCUMULATED DEPRECIATION	1,164,761	1,180,861	(16,099)
DEFERRED ASSETS (NET)	1,393,009	1,305,227	87,782
OTHER ASSETS	410,781	189,268	221,513

TOTAL LIABILITIES	14,995,426	6,866,302	8,129,124

CURRENT LIABILITIES	14,409,223	5,447,635	8,961,588
ACCOUNTS PAYABLE	5,175,305	3,954,131	1,221,175
BANK DEBT	8,625,852	1,194,305	7,431,547
OTHER CURRENT LIABILITIES	608,065	299,200	308,866
LONG TERM LIABILITIES	0	942,119	(942,119)
BANK DEBT	0	942,119	(942,119)
OTHER LIABILITIES	586,202	476,547	109,655

SHAREHOLDER'S EQUITY	7,521,222	6,932,046	589,176

PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	5,527,347	4,938,171	589,176
CUMMULATIVE RESULTS AND EQUITY RESERVE	3,760,181	3,391,952	368,229
RESERVE FOR SHARES REPURCHASE	1,062,200	1,062,200	-
NET INCOME	704,966	484,019	220,948

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos of purchasing power as of September 2010

	Jan-Sep		Jan-Sep		Variation		July-Sep		July-Sep		Variation
Income Statement	2009	% of sales	2010	% of sales	$	%	2009	% of sales	2010	% of sales	$	%
NET SALES	22,014,920	100.00%	22,787,785	100.00%	772,865	3.51%	7,009,531	100.00%	7,460,029	100.00%	450,498	6.43%
COST OF SALES	19,590,593	88.99%	20,197,364	88.63%	606,772	3.10%	6,247,482	89.13%	6,600,448	88.48%	352,966	5.65%
Gross Profit	2,424,327	11.01%	2,590,421	11.37%	166,093	6.85%	762,049	10.87%	859,580	11.52%	97,531	12.80%
Operating Expenses
Sales Expenses	666,679	3.03%	674,118	2.96%	7,439	1.12%	213,256	3.04%	228,131	3.06%	14,874	6.97%
Administrative Expenses	1,027,399	4.67%	1,071,552	4.70%	44,152	4.30%	338,379	4.83%	374,420	5.02%	36,041	10.65%
Operating Expenses	1,694,078	7.70%	1,745,670	7.66%	51,592	3.05%	551,636	7.87%	602,551	8.08%	50,915	9.23%

Operating Income	730,249	3.32%	844,751	3.71%	114,502	15.68%	210,413	3.00%	257,029	3.45%	46,616	22.15%
COMPREHENSIVE COST OF FINANCING
Interest Paid	170,671	0.78%	285,727	1.25%	115,056	67.41%	48,985	0.70%	146,909	1.97%	97,923	199.90%
Interest (Earned)	-3,877	(0.02%)	-6,274	(0.03%)	-2,397	61.83%	-1,304	(0.02%)	-2,021	(0.03%)	-717	54.95%
Exchange Loss (Gain)	2,145	0.01%	-192,854	(0.85%)	-194,999	NA	35	0.00%	-192,680	(2.58%)	-192,715	NA
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	(0.00%)	0	0.00%
Comprehensive Cost of Financing	168,939	0.77%	86,600	0.38%	-82,340	(48.74%)	47,716	0.68%	-47,793	(0.64%)	-95,509	NA

OTHER EXPENSES (INCOME), net	-44,792	(0.20%)	-43,724	(0.19%)	1,068	(2.38%)	-17,437	(0.25%)	-22,575	(0.30%)	-5,138	29.47%

NET INCOME BEFORE TAXES	606,102	2.75%	801,875	3.52%	195,773	32.30%	180,134	2.57%	327,397	4.39%	147,263	81.75%

PROVISIONS FOR:
Income Tax	184,554	0.84%	98,722	0.43%	-85,832	(46.51%)	75,899	1.08%	36,547	0.49%	-39,352	(51.85%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-62,471	(0.28%)	-1,813	(0.01%)	60,657	(97.10%)	-51,151	(0.73%)	-1,813	(0.02%)	49,337	(96.45%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	122,083	0.55%	96,909	0.43%	-25,175	(20.62%)	24,748	0.35%	34,733	0.47%	9,985	40.35%

Net Income Before Extraordinary Items	484,019	2.20%	704,966	3.09%	220,948	45.65%	155,386	2.22%	292,664	3.92%	137,278	88.35%

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	484,019	2.20%	704,966	3.09%	220,948	45.65%	155,386	2.22%	292,664	3.92%	137,278	88.35%

Depreciation and Amortization	67,048	0.30%	52,584	0.23%	(14,465)	(21.57%)	25,003	0.36%	17,118	0.23%	(7,885)	(31.54%)
Operating income plus Depreciation and Amortization	797,298	3.62%	897,335	3.94%	100,037	12.55%	235,416	3.36%	274,147	3.67%	38,731	16.45%

Minority Interest	3,751		-3,721	-0.02%	-7,472	-199.21%	-21		-400	-0.01%	-380	1833.66%